1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 27, 2004	By	/s/ Lora Ho
Lora Ho

Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing

Company Ltd.

Financial Statements for the Three Months Ended

March 31, 2004 and 2003

Together with Independent Accountants’ Report

Readers are advised that the original version of these financial statements is in Chinese. This English translation is solely for the readers’ convenience. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

INDEPENDENT ACCOUNTANTS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Ltd.

We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. as of March 31, 2004 and 2003, and the related statements of income and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

April 14, 2004

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

BALANCE SHEETS

(UNAUDITED)

MARCH 31, 2004 AND 2003

(In Thousand New Taiwan Dollars, Except Par Value)

	2004		2003
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 3)	$106,507,988	25	$67,449,389	18
Short-term investments (Notes 2 and 4)	19,829,168	5	—	—
Receivables from related parties (Note 18)	16,450,646	4	11,056,070	3
Notes receivable	57,225	—	4,120	—
Accounts receivable	14,649,792	3	9,358,733	3
Allowance for doubtful receivables (Note 2)	(1,014,509)	—	(976,864)	—
Allowance for sales returns and others (Note 2)	(2,893,814)	(1)	(1,834,097)	(1)
Other financial assets (Notes 2 and 21)	1,851,305	1	749,584	—
Inventories—net (Notes 2 and 5)	11,014,523	3	10,178,043	3
Deferred income taxes assets (Notes 2 and 12)	8,212,000	2	5,371,000	2
Prepaid expenses and other current assets	1,052,581	—	1,629,391	—

Total current assets	175,716,905	42	102,985,369	28

LONG-TERM INVESTMENTS (Notes 2, 6, 15, 18 and 20)
Equity method	37,275,028	9	33,119,011	9
Cost method	432,500	—	849,666	—
Funds	270,934	—	238,507	—
Unrealized loss on long-term investments	—	—	(60,566)	—

Total long-term investments	37,978,462	9	34,146,618	9

PROPERTY, PLANT, AND EQUIPMENT (Notes 2 and 7)
Cost
Buildings	71,772,658	17	69,976,415	19
Machinery and equipment	341,494,302	81	314,492,740	87
Office equipment	6,340,506	1	5,812,295	2

	419,607,466	99	390,281,450	108
Accumulated depreciation	(261,678,445)	(62)	(202,845,400)	(56)
Advance payments and construction in progress	38,003,417	9	18,157,888	5

Net property, plant, and equipment	195,932,438	46	205,593,938	57

GOODWILL (Note 2)	2,177,439	1	2,525,829	1

OTHER ASSETS
Deferred charges—net (Notes 2, 8 and 20)	7,502,506	2	9,198,057	3
Deferred income taxes assets (Notes 2 and 12)	1,534,457	—	7,968,768	2
Idle assets (Note 2)	85,463	—	270,152	—
Assets leased to others (Note 2)	83,622	—	86,526	—
Refundable deposits (Notes 18 and 20)	26,229	—	478,385	—
Miscellaneous	—	—	9,250	—

Total other assets	9,232,277	2	18,011,138	5

TOTAL ASSETS	$421,037,521	100	$363,262,892	100

	2004		2003
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Payables to related parties (Note 18)	$4,926,011	1	$2,632,038	1
Accounts payable	7,697,360	2	4,497,685	1
Payable to contractors and equipment suppliers	12,647,943	3	7,738,073	2
Accrued expenses and other current liabilities (Notes 2, 10 and 21)	7,810,028	2	5,479,353	1
Current portion of long-term bonds payables (Note 9)	5,000,000	1	—	—

Total current liabilities	38,081,342	9	20,347,149	5

LONG-TERM LIABILITIES
Long-term bonds payable (Note 9)	30,000,000	7	35,000,000	10
Other long-term payables (Notes 10 and 20)	2,999,977	1	4,281,200	1

Total long-term liabilities	32,999,977	8	39,281,200	11

OTHER LIABILITIES
Guarantee deposits (Note 20)	656,128	—	1,375,672	—
Accrued pension cost (Notes 2 and 11)	2,714,032	1	2,297,786	1
Deferred gain on sale and leaseback (Note 2)	—	—	76,619	—

Total other liabilities	3,370,160	1	3,750,077	1

Total liabilities	74,451,479	18	63,378,426	17

SHAREHOLDERS’ EQUITY (Notes 2, 14, 15 and 16)
Capital stock—$10 par value
Authorized: 24,600,000 thousand shares
Issued: Common—20,266,619 thousand shares in 2004 and 18,622,887 thousand shares in 2003	202,666,189	48	186,228,867	51
Preferred—1,300,000 thousand shares	—	—	13,000,000	4
Capital surplus	56,860,879	13	56,839,890	16
Retained earnings:
Appropriated as legal reserve	20,802,137	5	18,641,108	5
Appropriated as special reserve	68,945	—	—	—
Unappropriated earnings	69,018,210	16	26,508,956	7
Others:
Unrealized loss on long-term investments	—	—	(293,612)	—
Cumulative translation adjustments	(728,208)	—	882,749	—
Treasury stock (at cost)—48,518 thousand shares in 2004 and 42,001 thousand shares in 2003	(2,102,110)	—	(1,923,492)	—

Total shareholders’ equity	346,586,042	82	299,884,466	83

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$421,037,521	100	$363,262,892	100

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF INCOME

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(In Thousand New Taiwan Dollars, Except Earnings Per Share)

	2004		2003
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 18)	$58,785,691		$39,633,381

SALES RETURNS AND ALLOWANCES (Note 2)	(1,272,486)		(308,068)

NET SALES	57,513,205	100	39,325,313	100

COST OF SALES (Notes 13 and 18)	34,783,992	60	28,939,421	73

GROSS PROFIT	22,729,213	40	10,385,892	27

OPERATING EXPENSES (Notes 13 and 18)
Research and development	2,860,983	5	2,511,843	6
General and administrative	2,031,122	4	1,395,451	4
Marketing	296,459	—	283,933	1

Total operating expenses	5,188,564	9	4,191,227	11

INCOME FROM OPERATIONS	17,540,649	31	6,194,665	16

NON-OPERATING INCOME AND GAINS
Investment income recognized by equity method—net (Notes 2 and 6)	802,676	1	—	—
Interest (Notes 2 and 21)	256,296	1	188,929	1
Gain on sales of short-term investments (Note 2)	94,477	—	7,894	—
Insurance compensation—net	79,797	—	52,562	—
Gain on sales of property, plant, and equipment (Note 2)	59,087	—	5,876	—
Technical service income (Notes 18 and 20)	56,983	—	21,153	—
Other (Note 18)	12,338	—	17,393	—

Total non-operating income and gains	1,361,654	2	293,807	1

NON-OPERATING EXPENSES AND LOSSES
Interest (Notes 7 and 21)	330,172	1	500,301	1
Foreign exchange loss—net (Notes 2 and 21)	122,117	—	159,298	1
Loss on sales of property, plant, and equipment (Note 2)	6,749	—	37,083	—
Investment loss recognized by equity method—net (Notes 2 and 6)	—	—	1,515,850	4
Loss on idle assets (Note 2)	—	—	63,111	—
Other	7,832	—	32,559	—

Total non-operating expenses and losses	466,870	1	2,308,202	6

English Translation of Financial Statements Originally Issued in Chinese

	2004		2003
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$18,435,433	32	$4,180,270	11

INCOME TAX BENEFIT (Notes 2 and 12)	353,769	1	177,597	—

NET INCOME	$18,789,202	33	$4,357,867	11

	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (Note 17)
Basic earnings per share	$0.91	$0.93	$0.20	$0.21

Diluted earnings per share	$0.91	$0.93	$0.20	$0.21

The pro forma net income and earnings per share (after income tax) on the assumption that the stock of parent company held by its subsidiaries is treated as an investment instead of the treasury stock, are shown as follows (Note 16):

	2004	2003
NET INCOME	$18,790,578	$4,363,370

EARNINGS PER SHARE
Basic earnings per share	$0.93	$0.21

Diluted earnings per share	$0.93	$0.21

The accompanying notes are an integral part of the financial statements.	(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(In Thousand New Taiwan Dollars)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$18,789,202	$4,357,867
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,088,680	15,360,867
Deferred income taxes	(353,861)	(307,201)
Investment (income) loss recognized by equity method—net	(802,676)	1,515,850
Loss on idle assets	—	63,111
Loss (gain) on sales of property, plant and equipment—net	(52,338)	31,207
Accrued pension cost	113,781	87,244
Allowance for doubtful receivables	(1,513)	47,000
Allowance for sales returns and others	767,789	(528,970)
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables from related parties	(1,450,021)	(872,582)
Notes receivable	(47,332)	56,120
Accounts receivable	(741,878)	136,714
Inventories—net	(107,365)	162,293
Other financial assets	(769,563)	220,085
Prepaid expenses and other current assets	539,385	384,970
Increase (decrease) in:
Payables to related parties	425,871	165,040
Accounts payable	1,613,484	(351,549)
Accrued expenses and other current liabilities	(310,038)	(399,133)

Net cash provided by operating activities	32,701,607	20,128,933

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in short-term investments	(7,270,149)	—
Acquisitions of:
Long-term investments	(167,902)	(1,010,581)
Property, plant, and equipment	(16,351,217)	(9,052,961)
Proceeds from sales of:
Property, plant, and equipment	67,672	41,841
Increase in deferred charges	(326,944)	(360,328)
Decrease in refundable deposits	151,150	65,084

Net cash used in investing activities	(23,897,390)	(10,316,945)

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of treasury stock	$(476,870)	$—
Decrease in guarantee deposits	(107,361)	(19,394)
Payments on long-term bonds payable	—	(4,000,000)

Cash used in financing activities	(584,231)	(4,019,394)

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,219,986	5,792,594

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	98,288,002	61,656,795

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$106,507,988	$67,449,389

SUPPLEMENTAL INFORMATION
Interest paid (excluding the amounts capitalized of NT$51,978 thousand and NT$2,315 thousand in 2004 and 2003, respectively)	$372,684	$608,040

Income tax paid	$92	$2,500

Non-cash investing and financing activities:
Reclassification of a parent company stock held by subsidiaries from long-term investments to treasury stock	$—	$1,923,492

Current portion of long-term bonds payable	$5,000,000	$—

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,826,065	$1,157,175

The accompanying notes are an integral part of the financial statements.	(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)

1. GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Koninklijke Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged in the manufacturing, selling, packaging, testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C. Significant accounting policies are summarized as follows:

Classification of Current and Non-current Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments consist of government bonds, bond funds, government bonds acquired under repurchase agreements and listed stocks. The investments are carried at the lower of cost or market value. Cash dividends are recorded as investment income in the current period. An allowance for decline in value is provided and is charged to current period earnings when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value. The cost of the government bonds sold is accounted for using the specific identification method, whereas the cost of bond funds and listed stocks sold is accounted for using the weighted-average method.

The market values of government bonds are determined using the average of bid and ask prices of the government bonds. The market value of funds is determined using the net asset value of the funds, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the period.

Allowance for Doubtful Receivables

Allowance for doubtful receivables are provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes net sales when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title and acceptance, if applicable, have occurred, as well as the price is fixed or determinable and the collectibility is reasonably assured. An allowance is provided for any sales return and pricing discounts. Allowance for sales returns and pricing discounts is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process. Replacement value represents net realizable value for raw materials, supplies and spare parts. The Company assesses the impact of changing technology on its inventory on-hand and write-off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on demand forecast within a specific time horizon, generally 180 days or less. Scrap and slow-moving items are recognized in the allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s proportionate share in the net income or net loss of investee companies is recognized as components of the “investment income/loss recognized by equity method—net” account. When equity investments are made, the difference, if any, between the cost of investment and the Company’s proportionate share of investee’s net book value is amortized using the straight-line method over five years and is recorded as a component of the “investment income/loss recognized by equity method—net” account. The Company reclassify its capital stock held by its subsidiaries from long-term investments to treasury stock.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the equity investee differs from the amount of Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged to capital surplus. If investee’s functional currency is a foreign currency, “cumulative translation adjustments” will result from the process of translating the investee’s financial statements into the reporting currency of the Company.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An allowance is recognized for any decline in the market value of investments with readily ascertainable fair market value with the corresponding amount recorded as an unrealized loss, a component of shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The market value of such investment is determined using the average-closing price of the listed stocks for the last month of the period. The carrying values of investments whose fair market values are not readily ascertainable are reduced to reflect an other-than-temporary decline in their values, with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the cost of the funds is lower than their net asset values, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of investments sold are determined using the weighted-average method.

If an investee company recognizes an unrealized loss on its long-term investment using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its equity interest in the investee company and records the amount as a component of its shareholders’ equity.

Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentage in the investee companies until realized through a transaction with a third party. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sale of the related products to third parties.

Gains or losses on sales by investee companies to the Company are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an impairment is determined, the related assets are stated at the lower of fair value or book value. Idle assets are stated at the lower of book value or net realizable value. Significant additions, renewals, betterments, and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Interest expense incurred for the project during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings—10 to 20 years; machinery and equipment—5 years; and office equipment—3 to 5 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss charged to income in the period of disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisition over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: software and system design costs—3 or 5 years, technology license fees—the shorter of the estimated life of the technology or the term of the technology transfer contract.

Pension Costs

The Company records net periodic pension costs on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gains or losses are amortized over 25 years.

Deferred Gain on Sale and Leaseback

The gain on the sale of property that is simultaneously leased back is deferred by the Company and amortized as an adjustment of rental expenses over the term of the lease.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits and net operating loss carryforwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or non-current based on the expected length of time before it is realized.

Any tax credit arising from the purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprise are recognized using the current method.

Adjustments to prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

As of January 1, 1998, income taxes on unappropriated earnings of 10% are expensed in the year of shareholder approval which is usually the year subsequent to the year incurred.

Foreign-Currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transaction occurs. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the end of each period, assets and liabilities denominated in foreign currency are revalued at the prevailing exchange rate with the resulting gains or losses recognized in current operations.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts are restated using the prevailing spot rate at the balance sheet date with the resulting differences charged to income. In addition, the receivables and payables related to the forward contracts are netted with the resulting amount presented as either an asset or a liability. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

The Company enters into interest rate swap transactions to manage its exposures to changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

3. CASH AND CASH EQUIVALENTS

	March 31
	2004	2003
Cash and bank deposits	$96,498,092	$63,593,271
Government bonds acquired under repurchase agreements	10,009,896	3,856,118

	$106,507,988	$67,449,389

4. SHORT-TERM INVESTMENTS

March 31, 2004
Government bonds	$9,762,665
Bond funds	6,700,000
Government bonds acquired under repurchase agreements	3,355,145
Listed stocks	11,358

$19,829,168

Market value	$19,905,368

5. INVENTORIES—NET

	March 31
	2004	2003
Finished goods	$2,259,236	$1,748,237
Work in process	8,896,651	8,636,827
Raw materials	632,825	384,315
Supplies and spare parts	782,487	656,082

	12,571,199	11,425,461
Allowance for losses	(1,556,676)	(1,247,418)

	$11,014,523	$10,178,043

6. LONG-TERM INVESTMENTS

	March 31
	2004		2003
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship

Shares of stock

Equity method:
TSMC International Investment Ltd. (TSMC International)	$22,383,406	100	$21,019,823	100
Vanguard International Semiconductor Corporation (VIS)	4,375,675	28	3,588,892	28
TSMC Partners Ltd. (TSMC Partners)	4,011,311	100	3,938,938	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	2,824,776	32	2,859,712	32
TSMC Shanghai Company Ltd. (TSMC Shanghai)	1,819,487	100	—	—
Emerging Alliance Fund L.P. (Emerging Alliance)	824,793	99	933,010	99
TSMC North America (TSMC—North America)	412,786	100	201,573	100
Global UniChip Corp. (GUC)	359,454	47	388,177	47
TSMC Japan K. K. (TSMC—Japan)	104,186	100	94,062	100
VisEra Technology Company Ltd. (VisEra)	50,499	25	—	—
Chi Cherng Investment Ltd. (Chi Cherng)	43,138	36	42,636	36
Hsin Ruey Investment Ltd. (Hsin Ruey)	42,083	36	41,666	36
Taiwan Semiconductor Manufacturing Company Europe B. V (TSMC—Europe)	23,434	100	10,522	100

	37,275,028		33,119,011

Cost method:
Publicly traded stock
Amkor Technology	—	—	280,748	—
Monolithic System Technology Inc.	—	—	104,289	2
Taiwan Mask Corp.	—	—	32,129	2
Non-publicly traded stock
United Gas Co., Ltd.	193,584	11	193,584	11
Shin-Etsu Handotai Taiwan Co., Ltd.	105,000	7	105,000	7
Hon Tung Venture Capital	83,916	10	83,916	10
W.K. Technology Fund IV	50,000	2	50,000	2

	432,500		849,666

Funds
Horizon Ventures	229,669	—	195,452	—
Crimson Asia Capital	41,265	—	43,055	—

	270,934		238,507

Unrealized loss on long-term investments	—		(60,566)

	$37,978,462		$34,146,618

In August 2003, the Company established TSMC Shanghai which is wholly owned by the Company.

In November 2003, the Company invested a 25% ownership in VisEra.

The carrying value of the investments accounted for using the equity method and the related investment income (losses) were determined based on the reviewed financial statements of the investees for the same period as the Company. The investment income (losses) of the investee companies consisted of the following:

	Three Months Ended March 31
	2004	2003
TSMC International	$365,435	$(1,229,388)
VIS	323,110	(207,875)
SSMC	145,147	(275,997)
TSMC Partners	10,596	185,361
Others	(41,612)	12,049

	$802,676	$(1,515,850)

The aggregate market value of the publicly traded stocks accounted for using the cost method was $356,597 thousand as of March 31, 2003.

7. PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	March 31
	2004	2003
Buildings	$30,913,778	$23,790,274
Machinery and equipment	226,723,846	175,906,546
Office equipment	4,040,821	3,148,580

	$261,678,445	$202,845,400

Information on the status of the expansion or construction plans of the Company’s manufacturing facilities as of March 31, 2004, is as follows:

Construction/Expansion Plan	Estimated Complete Cost	Accumulated Expenditures	Expected Date of Commencement

Fab 14 Phase 1	$67,047,200	$28,671,700	Fourth quarter of 2004

Interest expenses for the three months ended March 31, 2004 and 2003 were NT$382,150 thousand and NT$502,616 thousand, respectively (before deducting capitalized amounts of NT$51,978 thousand and NT$2,315 thousand for the three months ended March 31, 2004 and 2003, respectively). The interest rate used for purposes of calculating the capitalized amount was 2.80% and 5.283% for the three months ended March 31, 2004 and 2003, respectively

8. DEFERRED CHARGES—NET

	March 31
	2004	2003
Technology license fee	$4,789,827	$6,037,579
Software and system design costs	2,589,038	3,076,319
Others	123,641	84,159

	$7,502,506	$9,198,057

9. BONDS

	March 31
	2004	2003
Domestic unsecured bonds:
Issued in October 1999 and payable in October 2002 and 2004 in two equal payments, 5.67% and 5.95% interest payable annually, respectively	5,000,000	$5,000,000
Issued in December 2000 and payable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% interest payable annually, respectively	15,000,000	15,000,000
Issued in January 2002 and payable in January 2007, 2009 and 2012 in three equal payments, 2.60%, 2.75% and 3% interest payable annually, respectively	15,000,000	15,000,000

	$35,000,000	$35,000,000

As	of March 31, 2004, future principal payments for the Company’s bond arrangements are as follows:

Year of Repayment	Amount
2004 (2nd to 4th quarter)	$5,000,000
2005	10,500,000
2007	7,000,000
2008 and thereafter	12,500,000

35,000,000

Less: Current portion	(5,000,000)

$30,000,000

10. OTHER LONG-TERM PAYABLES

The Company entered into several license arrangements for certain semiconductor-related patents. Future payments under the agreements as of March 31, 2004 are as follows:

Year	Amount
2004 (2nd to 4th quarter)	$1,528,025
2005	1,243,072
2006	536,025
2007	462,280
2008	264,160
2009 and thereafter	792,480

4,826,042

Less: current portion (under accrued expenses and other current liabilities)	(1,826,065)

$2,999,977

11. PENSION PLAN

The Company has a defined benefit plan for all regular employees that provides benefits based on length of service and average monthly salary for the six-month period prior to retirement.

The Company contributes an amount equal to 2% of salaries paid every month to a Pension Fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and the amounts in the Fund are deposited in the Committee’s name in the Central Trust of China.

For the three months ended March 31, 2004 and 2003, the changes in the Fund and accrued pension cost are summarized as follows:

	Three Months Ended March 31
	2004	2003
Pension fund
Balance, beginning of period	$1,191,702	$993,404
Contribution	68,041	55,376
Interest	15,562	20,682

Balance, end of period	$1,275,305	$1,069,462

Accrued pension cost
Balance, beginning of period	$2,600,251	$2,210,542
Accruals	113,781	87,244

Balance, end of period	$2,714,032	$2,297,786

12. INCOME TAX

a.	A reconciliation of income tax expense on income before income tax at the statutory rate and current income tax expense before income tax credits is as follows:

	Three Months Ended March 31
	2004	2003
Income tax expense based on income before income tax at statutory rate (25%)	$(4,608,858)	$(1,045,068)
Tax-exempt income	2,774,533	648,750
Temporary and permanent differences	(137,367)	(298,137)

Current income tax expense before income tax credits	$(1,971,692)	$(694,455)

b.	Income tax benefit consists of the following:

	Three Months Ended March 31
	2004	2003
Current income tax expense before tax credits	$(1,971,692)	$(694,455)
Income tax credits	1,971,692	694,455
Other income tax	(92)	(2,500)
Net change in deferred income tax assets and liabilities
Investment tax credits	960,679	1,192,419
Temporary differences	807,088	(457,260)
Valuation allowance	(1,413,906)	(555,062)

Income tax benefit	$353,769	$177,597

c.	Deferred income tax assets consist of the following:

	March 31
	2004	2003
Current
Investment tax credits	$8,212,000	$5,371,000

Noncurrent:
Investment tax credits	$18,398,573	$22,389,072
Temporary differences	(2,678,363)	(4,023,101)
Valuation allowance	(14,185,753)	(10,397,203)

	$1,534,457	$7,968,768

d.	Integrated income tax information:

The balances of the imputation credit account (ICA) as of March 31, 2004 and 2003 were NT$2,932 thousand and NT$98,238 thousand, respectively.

The expected and actual creditable ratio for 2003 and 2002 was 0.01% and 0.08%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may be adjusted when the actual distribution of the imputation credits are made.

e.	All retained earnings generated prior to December 31, 1997 had been appropriated.

f.	As of March 31, 2004, investment tax credits consisted of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$3,938,319 3,790,845 4,823,691 3,559,190 597,230	$1,966,627 3,790,845 4,823,691 3,559,190 597,230	2004 2005 2006 2007 2008

		$16,709,275	$14,737,583

Statute for Upgrading Industries	Research and development expenditures	$2,258,828 3,110,922 3,322,453 2,275,560 458,750	$2,258,828 3,110,922 3,322,453 2,275,560 458,750	2004 2005 2006 2007 2008

		$11,426,513	$11,426,513

Statute for Upgrading Industries	Personnel training	$48,097 28,886 27,311	$48,097 28,886 27,311	2004 2005 2006

		$104,294	$104,294

Statute for Upgrading Industries	Investments in important technology based enterprise	$203,319 138,864	$203,319 138,864	2004 2005

		$342,183	$342,183

g.	The sales generated from the following expansion and construction of the Company’s manufacturing plants are exempt from income tax.

Tax-Exemption Period
Construction of Fab 6	2001 to 2004
Construction of Fab 8—module B	2002 to 2005
Expansion of Fab 2—modules A and B, Fab 3 and Fab 4, Fab 5 and Fab 6	2003 to 2006

h.	The tax authorities have examined income tax returns of the Company through 2000. However, the Company is contesting the assessment by the tax authority for 1992, 1997 and 1998. The Company believes that any additional assessment will not have a material adverse effect on the Company.

13. LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSE

	Three Months Ended March 31, 2004
	Classified as Cost of Sales	Classified as Operating Expense	Total
Labor cost
Salary	$2,083,760	$939,102	$3,022,862
Labor and health insurance	130,952	72,039	202,991
Pension	118,317	65,074	183,391
Other	80,493	32,324	112,817
Depreciation	13,654,587	574,503	14,229,090
Amortization	287,314	571,552	858,866

	$16,355,423	$2,254,594	$18,610,017

	Three Months Ended March 31, 2003
	Classified as Cost of Sales	Classified as Operating Expense	Total
Labor cost
Salary	$1,573,461	$674,624	$2,248,085
Labor and health insurance	113,659	56,704	170,363
Pension	94,370	47,156	141,526
Other	34,413	19,524	53,937
Depreciation	13,744,774	573,515	14,318,289
Amortization	451,184	590,674	1,041,858

	$16,011,861	$1,962,197	$17,974,058

14. SHAREHOLDERS’ EQUITY

The Company has issued 585,865 thousand ADSs which are traded on the NYSE as of March 31, 2004. The number of common shares represented by all issued ADSs is 2,929,327 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donated capital and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the purchase of treasury stock) can be transferred to capital as stock dividends.

As of March 31, 2004 and 2003, the capital surplus consisted of the following:

	2004	2003
From merger	$24,132,297	$24,132,297
Additional paid-in capital	23,172,550	23,172,550
From long-term investments	90,913	81,320
From convertible bonds	9,410,632	9,410,632
Donation	55	55
Treasury stock	54,432	43,036

Total	$56,860,879	$56,839,890

The Company’s Articles of Incorporation provide that the following shall be appropriated from annual earnings to the extent that the annual earnings exceed any accumulated deficit:

a.	10% legal reserve; until the amount of total legal reserve equals the Company’s total paid-in capital;

b.	Special reserve in accordance with relevant laws or regulations;

c.	Remunerations to directors and supervisors and bonuses to employees equal to 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonuses may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

d.	Dividends to holders of preferred shares at a 3.5% annual rate, based on the period which the preferred shares have been outstanding. Following the redemption of all of its issued and outstanding preferred shares in May 2003, the Company amended its Articles of Incorporation on June 3, 2003 to remove the provision for issuance of any future dividends to preferred shareholders as of that date; and

e.	The appropriation of any remaining balance shall be approved by the shareholders.

Dividends may be distributed in shares of common stock or a combination of cash and common stock. Distributions of profits are usually made in the form of a stock dividend. The total of cash dividends paid in any given year may not exceed 50% of total dividends distributed in that year.

Any appropriations of net income are recorded in the financial statement in the year of shareholder approval.

The appropriation for legal reserve is made until the reserve equals the aggregate par value of the Company’s outstanding capital stock. The reserve can only be used to offset an accumulated deficit or be distributed as a stock dividend up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the outstanding capital stock of the Company.

A special reserve equivalent to the debit balance of any account shown in the shareholder’s equity section of the balance sheet (except for the recorded cost of treasury stock held by subsidiaries) shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the ROC Securities and Futures Commission (SFC). The special reserve is allowed to be appropriated when the debit balance of such account is reversed.

The appropriations of earnings for 2003 and 2002 were approved in the board of directors’ meeting and the shareholders’ meeting on February 17, 2004 and June3, 2003, respectively. The appropriations and dividends per share are as follows:

	Appropriation of Earnings		Dividend Per Share (NT$)
	For Fiscal Year 2003	For Fiscal Year 2002	For Fiscal Year 2003	For Fiscal Year 2002
Legal reserve	$4,725,870	$2,161,029	—	—
Special reserve	(68,945)	68,945	—	—
Bonus paid to employees—in cash	681,628	—	—	—
Bonus paid to employees—in stock	2,726,514	1,539,013	—	—
Preferred stock dividend—in cash	184,493	455,000	0.35	0.35
Common stock dividend—in cash	12,159,971	—	0.60	—
Common stock dividend—in stock	28,373,267	14,898,309	1.40	0.80
Remuneration to directors and supervisors—in cash	127,805	58,485	—	—

	$48,910,603	$19,180,781

The above appropriation of earnings for 2002 is consistent with the resolution of the meetings of board of directors on March 4, 2003. The appropriation of earnings for 2003 has not get been resolved by the shareholders. If the above employee bonus and remuneration to directors and supervisors had been paid in cash and charged against income for 2003 and 2002, the basic earnings per share for the years ended December 31, 2003 and 2002 would decrease from NT$2.33 to NT$2.15 and NT$1.14 to NT$1.05, respectively. The shares distributed as a bonus to employees represented 1.35% and 0.83% of TSMC’s total outstanding common shares as of December 31, 2003 and 2002, respectively.

The above information associated with the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated as of January 1, 1998. An imputation credit account is maintained by the Company for such income tax and the tax credit allocated to each shareholder.

Preferred Stock

The Company issued 1,300,000 thousand shares of unlisted Series A—preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under the Company’s Articles of Incorporation, as amended on June 3, 2003, the Company is no longer authorized to issue preferred stock.

The preferred shareholders had the following rights and related terms and conditions prior to redemption:

Preferred	shareholders

a.	Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b.	Are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c.	Have priority over the holders of common shares to the assets of the Company available for distribution to shareholders upon liquidation or dissolution; however, the pre-emptive rights to the assets shall not exceed the issue value of the shares.

d.	Have voting rights similar to that of the holders of common shares.

e.	Have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the Company’s related obligations remain the same until the preferred shares are redeemed by the Company.

15. STOCK-BASED COMPENSATION PLANS

On October 29, 2003 and June 25, 2002, the SFC approved The Company’s Employee Stock Option Plans (the 2003 Plan and the 2002 Plan, respectively). The maximum number of units authorized to be granted under the 2003 Plan and the 2002 Plan was 120,000 thousand and 100,000 thousand, respectively, with each unit representing one common share of stock. The option rights may be granted to qualified employees of the Company, TSMC—North America, and WaferTech, LLC, (WaferTech, an indirectly owned subsidiary of the Company). The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of both plans, stock option rights are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the date of grant. Under the 2002 Plan, there were 52,835 thousand option rights that were never been granted, or had been granted and subsequently cancelled. These un-granted or cancelled option rights expired as of March 31, 2004.

Information of outstanding stock option rights for the three months ended March 31, 2004 and 2003 under the 2003 Plan and the 2002 Plan is as follows:

Three Months Ended March 31, 2004

	2003 Plan		2002 Plan
	Number of Outstanding Stock Option Rights (In Thousands)	Weighted- Average Exercise Prices (NT$)	Number of Outstanding Stock Option Rights (In Thousands)	Weighted- Average Exercise Price (NT$)
Beginning Balance	842	66.50	48,515	49.73
Options granted	16	63.50	—	—
Options cancelled	(24)	66.44	(1,350)	51.33

Ending balance	834		47,165

Three Months Ended March 31, 2003

	2002 Plan
	Number of Outstanding Stock Option Rights (In Thousands)	Weighted- Average Exercise Prices (NT$)

Beginning Balance	19,369	48.60
Options granted	318	38.23
Options cancelled	(471)	48.67

Ending balance	19,216

The number of outstanding option rights and exercise prices have been adjusted to reflect the issuance of stock dividends in accordance with the plans.

As of March 31, 2004, there are no vested stock option rights. Information on outstanding option rights is as follows:

	Option Outstanding
Range of Exercise Prices (NT$)	Number of Outstanding Options (In Thousands)	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price (NT$)
2003 Plan (63.50-66.50)	834	9.89	63.55
2002 plan (38.23-53.76)	47,165	8.84	49.67

Total (39.23-66.50)	47,999	8.86	49.91

The Company uses the intrinsic value based method to evaluate compensation cost for option rights granted from January 1, 2004 subsequently. The compensation cost recognized for the three months ended March 31, 2004 was zero. If the Company had applied the Black-Scholes model to estimate the fair value of the options granted, the assumptions and pro forma results of the Company for the three months ended March 31, 2004 would be as follows:

Assumptions:
Expected dividend yield	1.00%
Expected volatility	43.25%
Risk free interest rate	3.07%
Expected life	5 years
Net income:
Net income as reported	$18,789,202
Pro forma net income	18,789,189
Earnings per share (EPS) (NT$):
Basic EPS as reported	0.93
Pro forma basic EPS	0.93
Diluted EPS as reported	0.93
Pro forma diluted EPS	0.93

The estimated weighted average fair value for the options granted under the 2003 Plan during the three-month period ended March 31, 2004 was NT$24.49 per option.

16. TREASURY STOCK (COMMON STOCK)

	(Shares in Thousand)

Purpose	Beginning Shares	Increase	Decrease	Ending Shares
Three months ended March 31, 2004
Reclassification of parent company stock held by subsidiaries from long-term investment	40,597	—	146	40,451
Maintain the shareholders’ equity	—	8,067	—	8,067

Total	40,597	8,067	146	48,518

Three months ended March 31, 2003
Reclassification of parent company stock held by subsidiaries from long-term investment	42,001	—	—	42,001

Proceeds from the sale of treasury stock for the three months ended March 31, 2004 and 2003 were NT$9,364 thousand and NT$0, respectively. As of March 31, 2004 and 2003, the book value of the treasury stock was NT$1,625,240 thousand and NT$1,923,492 thousand; the market value was NT$2,512,417 thousand and NT$1,796,615 thousand, respectively. Capital stock held by a subsidiary as an investment is recorded as treasury stock with the holder having the same right as other common shareholders.

In order to maintain shareholders’ equity, the Company held a special meeting of the Board of Directors and approved a share buyback plan to purchase the Company’s common shares listed on the TSE from its shareholders during the period from March 24, 2004 to May 23, 2004. The purchased shares will be cancelled and deducted from the Company’s current outstanding common shares. The Company plans to buy back up to 300,000 thousand shares at the prices of the range from NT$38.5 to NT$95 per share. As of March 31, 2004, the Company purchased 8,067 thousand shares for a total of NT$476,870 thousand.

17. EARNINGS PER SHARE

EPS is computed as follows:

	Amounts (Numerator)		Share (Denominator) (Thousand)	EPS (NT$)
	Before Income Tax	After Income Tax		Before Income Tax	After Income Tax
Three months ended March 31, 2004

Basic EPS
Income available to common shareholders	$18,435,433	$18,789,202	20,225,806	$0.91	$0.93

Effect of diluted securities—stock option	—	—	10,383

Diluted EPS
Income available to common shareholders	$18,435,433	$18,789,202	20,236,189	$0.91	$0.93

Three months ended March 31, 2003

Net income	$4,180,270	$4,357,867
Less—preferred stock dividends	(113,750)	(113,750)

Basic and diluted EPS
Income available to common shareholders	$4,066,520	$4,244,117	20,221,257	$0.20	$0.21

The potential common shares issuable under the employee stock option plans (see Note 15) are included in the denominator of the diluted EPS computation by using the treasury stock method under the Statement of Financial Accounting Statement No. 24 “Earning Per Share”, however, such shares resulted in a non-dilutive per share amount for the three months ended March 31, 2003. The average number of shares outstanding for EPS calculation has been adjusted retroactively for issuance of stock dividends and stock bonuses. The retroactive adjustment caused the basic EPS before income tax and after income tax for the three months ended March 31, 2003 to decrease from NT$0.22 to NT$0.20 and NT$0.23 to NT$0.21, respectively.

18. RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parities:

a.	Industrial Technology Research Institute (ITRI), the Chairman of the Company is one of its directors

b.	Philips, a major shareholder of the Company

c.	Subsidiaries

TSMC—North America

TSMC—Europe

TSMC—Japan

d.	Investees

VIS

SSMC

GUC

e.	Indirect subsidiaries

WaferTech

TSMC Technology Inc. (TSMC Technology)

The transactions with the aforementioned parties in addition to those disclosed in other notes, are summarized as follows:

	Three Months Ended March 31
	2004		2003
	Amount	%	Amount	%
For the period

Sales
TSMC—North America	$31,648,127	54	$22,632,645	57
Philips and its affiliates	1,344,714	2	690,945	2
Others	76,108	—	149,433	—

	$33,068,949	56	$23,473,023	59

Purchases
WaferTech	$3,505,826	35	$1,685,740	27
VIS	1,873,410	19	919,470	15
SSMC	1,390,078	14	1,335,511	22

	$6,769,314	68	$3,940,721	64

Manufacturing expenses—technical assistance fees
Philips	$796,251	3	$758,824	3

Marketing expenses—commission
TSMC—Japan	$57,523	19	$46,385	16
TSMC—Europe	39,849	13	36,450	13

	$97,372	32	$82,835	29

Sales of property, plant and equipment
VIS	$29,399	43	$—	—

(Continued)

	Three Months Ended March 31
	2004		2003
	Amount	%	Amount	%
Non-operating income and gains
SSMC (primarily technical service income, see Note 20e)	$56,983	4	$26,569	9
VIS	27,757	2	—	—
Others	409	—	409	—

	$85,149	6	$26,978	9

At end of the period

Receivables
TSMC—North America	$15,195,321	93	$10,492,134	95
Philips and its affiliates	1,021,009	6	435,739	4
Others	234,316	1	128,197	1

	$16,450,646	100	$11,056,070	100

Guarantee deposits—VIS (see Note 20h)	$—	—	$450,666	94

Payables
Philips and its affiliates	$1,892,900	39	$1,137,937	43
VIS	1,294,952	26	642,212	25
WaferTech	1,154,689	24	443,209	17
SSMC	528,454	11	345,825	13
Others	55,016	—	62,855	2

	$4,926,011	100	$2,632,038	100

Sales to related parties are not significantly different from sales to third parties. For other related parties transactions, since no other similar transactions to follow, the prices are determined in accordance with the related contractual agreements.

19. SIGNIFICANT LONG-TERM LEASES

The Company leases land from the Science-Based Industrial Park Administration (SBIP) where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$230,449 thousand. The agreements can be renewed upon their expiration.

As of March 31, 2004, future remaining lease payments are as follows:

Year	Amount
2004 (2nd to 4th quarter)	$172,836
2005	230,449
2006	230,449
2007	230,449
2008	206,406
2009 and thereafter	1,586,361

$2,656,950

20. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of March 31, 2004 are as follows:

a.	Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, the Company shall pay technical assistance fees as a percentage of net sales, as defined in the agreement, with respect to certain products. The agreement shall remain in force through July 8, 2007 and may be automatically renewed for successive periods of three years thereafter. Under the amended agreement, starting from the fifth anniversary date of the amended agreement, the fees are subject to reduction by the amounts the Company pays to any third party for settling any licensing/infringement disputes, provided that the fees to be paid after reduction will not be below a certain percentage of the net sales of certain products.

b.	Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of March 31, 2004, the Company has a total of US$19,970 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of March 31, 2004, the Company’s interest in SSMC was 32%. The Company and Philips are committed to buy specific percentages of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

f.	The Company provided guarantees on loans amounting to US$60,000 thousand, US$40,000 thousand and US$440,000 thousand for TSMC Development, Inc. (TSMC Development), TSMC - North America and WaferTech, respectively.

g.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the termination agreement, the Company is relieved of further obligation to transfer additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

h.	The Company entered into a Manufacturing Agreement with VIS. VIS agreed to reserve certain production capacity for the Company and agreed to manufacture certain logic devices or other products for the Company’s customers at selling prices agreed upon by the parties. The Company paid NT$1,200,000 thousand to VIS as a guarantee deposit. VIS shall return portions of the guarantee deposit without any interest to the Company upon reaching certain levels of purchase commitment by the Company. The contract will remain in force for five years. As of March 31, 2004, the total guarantee deposits held by VIS had been fully refunded.

i.	Beginning in 2001, the Company entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. The Company has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

j.	In November 2002, the Company entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and STMicroelectronics to jointly develop 90-nanometer to 65-nanometer advanced CMOS Logic and e-DRAM technologies. The Company also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. The Company will contribute process technologies and share a portion of the costs associated with this joint development project.

k.	In December 2003, the Company entered into a Technology Development and License Agreement with Motorola Inc. to jointly develop 65nm SOI (silicon on insulator) technology. The Company will also license related 90nm SOI technology from Motorola. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalty to Motorola, Inc. and will share a portion of the costs associated with the joint development project.

l.	In December 2003, the Company filed a lawsuit in the US District Court of Northern California against Semiconductor Manufacturing International Corporation and certain of its subsidiaries for patent infringement and trade secret misappropriation. The suit also asks for injunctive relief along with monetary damages. The case is in the process of being reviewed by the court. The probable outcome cannot be reasonably estimated.

m.	Amounts available under unused letters of credit as of March 31, 2004 were NT$6,480 thousand, EUR21 thousand and SGD 85 thousand.

21. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the capital: Please see Table 6 attached;

i.	Names, locations, and related information of investee on which the Company exercises significant influence: Please see Table 7 attached;

j.	Financial instrument transactions:

1)	Derivative financial instruments

The Company entered into derivative financial instrument transactions in the first quarter of 2004 to manage exposures related to foreign-currency denominated receivables or payables, and interest rate fluctuations. Certain information on these contracts is as follows:

a)	Outstanding forward exchange contracts as of March 31, 2004

Financial Instruments	Maturity Period	Contract Amount (Nominal) (In Thousand)
Sell	April 2004 to September 2004	US$ 1,755,000	(US$/NT$)
Buy	April 2004	EUR 16,000	(EUR/US$)
Buy	April 2004	JPY 528,225	(JPYUS$)

As of March 31, 2004, receivables from forward exchange contracts (included in the “other financial assets” account) aggregate to NT$ 906,882 thousand. Net exchange gains for the three months ended March 31, 2004 was NT$1,586,064 thousand.

b)	Interest rate swaps

The Company entered into interest rate swap contracts to manage related interest rates on its long-term loans. Net interest income on these transactions for the three months ended March 31, 2004 was NT$9,292 thousand.

Outstanding contracts as of March 31, 2004 were as follows:

Contract Date	Period	Contract Amount (Nominal) (In Thousand)
July 1, 1999	July 1, 1999 to June 28, 2004	US$	2,857
September 19, 2003	September 22, 2003 to December 15, 2005	NT$	500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$	500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$	500,000
October 17, 2003	October 21, 2003 to December 15, 2005	NT$	500,000
October 17, 2003	October 20, 2003 to December 15, 2005	NT$	500,000
November 7, 2003	November 11, 2003 to December 15, 2005	NT$	500,000

c)	Transaction risk

i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company’s foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

iii)	Liquidity and cash flow risk and uncertainty of amount and term of future cash demand

As of March 31, 2004, the Company’s future cash demands for outstanding forward exchange contracts, interest rate swaps and option contracts are as follows:

	Forward Exchange Contracts
Term	Inflow		Outflow
	(In Thousand)		(In Thousand)
Within one year	NT$	58,850,211	US$	1,779,510
	EUR	16,000		—
	JPY	528,225		—

The Company has sufficient operating capital to meet the above cash demands. The interest rate of the interest rate swaps has taken the Company’s cost of capital into account. In addition, the exchange rate of forward foreign exchange contracts and option contracts have been fixed. Therefore, there is no material fund raising risk and cash flow risk.

2) Fair value of financial instruments:

	March 31, 2004		March 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivative financial instruments

Assets
Cash and cash equivalents	$106,507,988	$106,507,988	$67,449,389	$67,449,389
Short-term investments	19,829,168	19,905,368	—	—
Receivables from related parties	16,450,646	16,450,646	11,056,070	11,056,070
Notes and accounts receivable	14,707,017	14,707,017	9,362,853	9,362,853
Other financial assets	1,851,305	1,851,305	749,584	749,584
Long-term investments	37,978,462	46,364,420	34,146,618	38,497,568
Refundable deposits	26,229	26,229	478,385	478,385
Liabilities
Payable to related parties	4,926,011	4,926,011	2,632,038	2,632,038
Accounts payable	7,697,360	7,697,360	4,497,685	4,497,685
Payables to contractors and equipment suppliers	12,647,943	12,647,943	7,738,073	7,738,073
Bonds payable (including current portion)	35,000,000	35,758,784	35,000,000	35,568,192
Other long-term payables (including current portion)	4,826,042	4,826,042	5,438,375	5,438,375
Guarantee deposits	656,128	656,128	1,375,672	1,375,672

Derivative financial instruments

Forward exchange contracts (sell)	900,111	961,743	(65,342)	(52,840)
Forward exchange contracts (buy)	6,771	318	(9,006)	(26,791)
Interest rate swaps	13,954	36,038	(11,009)	(101,640)
Option	—	—	—	(298,144)

Fair values of financial instruments were determined as follows:

a)	The carrying amounts reported in the balance sheets for cash and cash equivalents, notes and accounts receivable, other financial assets, accounts payable, payables to contractors and equipment suppliers are approximate to their fair values.

b)	Fair value of short-term and long-term investments is based on quoted market prices. If quoted market prices are unavailable, fair value is based on net worth or book value.

c)	Fair value of refundable deposits and guarantee deposits is based on carrying values.

d)	The fair value of bonds payable is the quoted market value. Fair value of other long-term payables approximates the carrying value.

e)	Fair value of derivative financial instruments is the estimated net receivable or (payable) if those contracts are terminated on the relevant balance sheet date.

The fair values of some financial and non-financial instruments are not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

3)	Investment in Mainland China:

The Company filed an investment project with the Investment Commission of MOEA to establish a foundry in Mainland China. On February 27, 2003, the authority approved phase one of the aforementioned project and permitted direct investment in mainland China. Subsequently, the Company entered into an investment related agreement with Shanghai Songjiang District People’s Government on June 8, 2003. On August 4, 2003, TSMC Shanghai, a wholly-owned subsidiary of the Company, was established. TSMC Shanghai is engaged mainly in the manufacturing and selling of integrated circuits. The Company made a capital investment in TSMC Shanghai in the amount of US$56,000 thousand on October 8, 2003.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

FINANCING PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2004

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousand)		Ending Balance (US$ in Thousand)		Interest Rate	Transaction Amounts	Reasons for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Company’s Financing Amount Limits (US$ in Thousand)
												Item	Value
1	TSMC International	TSMC Technology	Other receivables	$ US$	330,200 (10,000)	$ US$	330,200 (10,000)	4.00%	$—	Operating capital	$—	—	$—	N/A	$ US$	32,622,711 (987,968 (Note 1	) )
		TSMC Development	Other receivables	US$	1,981,200 (60,000)	US$	1,981,200 (60,000)	1.50%	—	Operating capital	—	—	—
2	TSMC Partners	TSMC Development	Other receivables	US$	2,641,600 (80,000)	US$	2,641,600 (80,000)	1.50%	—	Operating capital	—	—	—	N/A		(Note 2)

Note 1: Not exceeding the issued capital of the Company.

Note 2: Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

ENDORSEMENT/GUARANTEE PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2004

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement/ Guarantee Provider	Counter-party		Limits on Each Counter-party’s Endorsement/ Guarantee Amounts	Maximum Balance for the Period (US$ in Thousand)			Ending Balance (US$ in Thousand)			Value of Collateral Property, Plant and Equipment		Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement		Maximum Collateral/ Guarantee Amounts Allowable (Note 1)
		Name	Nature of Relationship (Note 2)
0	The Company	TSMC Development TSMC—North America WaferTech	3 2 3	Not exceed 10% of the net worth of the Company, and also limiting to the total capital issued of the endorsement/guarantee company, unless otherwise approved by Board of Directors.	$ US$ US$ US$	1,981,200 (600,000 1,320,800 (40,000 14,528,800 (440,000	) ) )	$ US$ US$ US$	1,981,200 (60,000 1,320,800 (40,000 14,528,800 (440,000	) ) )	$	— — —	0.57 0.38 4.19	% % %	$86,646,511

Note	1: 25% of the net worth of the Company as of March 31, 2004.
Note	2: The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.

The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

MARKETABLE SECURITIES HELD

MARCH 31, 2004

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2004				Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
The Company	Government bonds
	2003 Government Bond Series A	—	Short-term investment	—	$1,207,409	N/A	$1,209,443
	2003 Government Bond Series I	—	Short-term investment	—	3,418,984	N/A	3,400,604
	2002 Government Bond Series E	—	Short-term investment	—	3,113,066	N/A	3,130,913
	2002 Government Bond Series J	—	Short-terminvestment	—	2,023,206	N/A	2,027,586
	Bonds with Repurchase Agreement	—	Short-term investment	—	3,355,145	N/A	3,366,815

	Bond funds
	JF Taiwan Bond Fund	—	Short-term investment	102,364	1,500,000	N/A	1,505,672
	ABN AMRO Bond Fund	—	Short-term investment	186,363	2,700,000	N/A	2,706,156
	JF First Bond Fund	—	Short-term investment	110,580	1,500,000	N/A	1,500,264
	INVESCO GT Bond A Fund	—	Short-term investment	69,692	1,000,000	N/A	1,000,216

	Stock
	Taiwan Mask Corp.	—	Short-term investment	3,109	11,358	1	57,699
	TSMC—North America	Subsidiary	Long-term investment	11,000	412,786	100	1,119,950	Treasury stock of NT$ 707,164 thousand is deducted from the carrying value.
	TSMC—Europe	Subsidiary	Long-term investment	—	23,434	100	23,434
	TSMC—Japan	Subsidiary	Long-term investment	6	104,186	100	104,186
	VIS	Investee	Long-term investment	787,016	4,375,675	28	10,963,129
	TSMC International	Subsidiary	Long-term investment	987,968	22,383,406	100	22,383,406
	TSMC Partners	Subsidiary	Long-term investment	300	4,011,311	100	4,011,311
	SSMC	Investee	Long-term investment	382	2,824,776	32	2,824,776
	Emerging Alliance	Subsidiary	Long-term investment	—	824,793	99	824,793
	GUC	Investee	Long-term investment	39,040	359,454	47	392,762
	VisEra	Investee	Long-term investment	5,100	50,499	25	50,499
	United Gas Co., Ltd.	—	Long-term investment	16,783	193,584	11	297,292
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500	105,000	7	155,001
	W.K. Technology Fund IV	—	Long-term investment	5,000	50,000	2	57,794
	Hon Tung Ventures Capital	—	Long-term investment	8,392	83,916	10	62,369

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2004						Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Certificate
	Chi Cherng	Investee	Long-term investment	—		$43,138	36		$501,702	Treasury stock of NT$458,564 thousand is deducted from the carrying value.
	Hsin Ruey	Investee	Long-term investment	—		42,083	36		501,595	Treasury stock of NT$459,512 thousand is deducted from the carrying value.

	Equity
	Crimson Asia Capital	—	Long-term investment	N/A		41,265	N/A		41,265
	Horizon Ventures	—	Long-term investment	N/A		229,669	N/A		229,669

TSMC—North America	Stock
	TSMC	Parent company	Short-term investment	12,955		707,164	—		804,598

Chi Cherng	Stock
	TSMC	Parent company	Short-term investment	13,735		458,564	—		853,110

	Certificate
	Hsin Ruey	Major shareholder	Long-term investment	—		902,549	64		902,549

Hsin Ruey	Stock
	TSMC	Parent company	Short-term investment	13,761		459,512	—		854,709

	Certificate
	Chi Cherng	Major shareholder	Long-term investment	—		903,087	64		903,087

TSMC International	Stock
	InveStar	Subsidiary	Long-term investment	45,000	US$	50,803	97	US$	50,803
	InveStar II	Subsidiary	Long-term investment	51,300	US$	37,415	97	US$	37,415
	TSMC Development	Subsidiary	Long-term investment	1	US$	543,674	100	US$	543,674
	TSMC Technology	Subsidiary	Long-term investment	1	US$	(7,966)	100	US$	(7,966)
	3DFX Interactive Inc.	—	Long-term investment	68		—	—		—

	Money market fund
	BOA Fund	—	Short-term investment	30,300	US$	30,300	N/A	US$	30,300

TSMC Development	Stock
	WaferTech	Subsidiary	Long-term investment	—	US$	366,728	99	US$	366,728

InveStar	Common stock
	PLX Technology, Inc.	—	Short-term investment	43	US$	117	—	US$	445
	RichTek Technology Corp.	—	Short-term investment	839	US$	107	2	US$	5,076
	Atheros Communications, Inc.	—	Short-term investment	1,205	US$	3,593	—	US$	20,907
	Incentia Design Systems, Inc.	—	Long-term investment	365	US$	92	1	US$	92
	Programmable Microelectronics (Taiwan), Corp.	—	Long-term investment	575	US$	208	1	US$	208
	Global Testing Corp.	—	Long-term investment	13,268	US$	5,446	9	US$	5,446

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2004						Note
				Shares/Units (In Thousand)	Carrying Value (US$in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$in Thousand)
	Chipstrate Technology, Inc.	—	Long-term investment	1,332	US$	316	9	US$	316
	Signia Technologies, Inc.	—	Long-term investment	701	US$	212	4	US$	212
	Advanced Power Electronics Corp.	—	Long-term investment	2,915	US$	1,416	5	US$	1,416
	RichTek Technology Corp.	—	Long-term investment	1,053	US$	132	—	US$	6,367
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	530	US$	161	4	US$	161

	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,221	12	US$	1,221
	SiRF Technology Holdings, Inc.	—	Long-term investment	306	US$	1,333	1	US$	1,333
	Sensory, Inc.	—	Long-term investment	1,404	US$	312	5	US$	312
	LightSpeed Semiconductor Corp.	—	Long-term investment	2,252	US$	329	2	US$	329
	Tropian, Inc.	—	Long-term investment	1,758	US$	1,418	3	US$	1,418
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	4	US$	3,530
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	3	US$	853
	Monolithic Power Systems, Inc.	—	Long-term investment	2,521	US$	2,000	11	US$	2,000
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	12	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	741	3	US$	741
	Match Lab, Inc.	—	Long-term investment	1,875	US$	375	9	US$	375
	Oridus, Inc. (CreOsys, Inc.)	—	Long-term investment	1,500	US$	300	8	US$	300
	IP Unity, Inc.	—	Long-term investment	1,008	US$	494	2	US$	494

InveStar II	Common stock
	RichTek Technology Corp.	—	Short-term investment	300	US$	223	1	US$	1,817
	eChannel Option Holding, Inc.	—	Long-term investment	358	US$	251	6	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	2	US$	27
	Procoat Technology, Inc.	—	Long-term investment	4,165	US$	1,940	10	US$	1,940
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	177	US$	50	—	US$	50
	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	738	4	US$	738
	GeoVision, Inc.	—	Long-term investment	287	US$	132	1	US$	132
	EoNEX Technologies, Inc.	—	Long-term investment	55	US$	3,048	6	US$	3,048
	Conwise Technology Corporation, Ltd.	—	Long-term investment	2,800	US$	979	14	US$	979
	EON Technology, Corp.	—	Long-term investment	3,276	US$	1,179	8	US$	1,179
	Goya Technology, Corp.	—	Long-term investment	2,088	US$	545	8	US$	545
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	861	5	US$	861
	Ralink Technology (Taiwan), Inc.	—	Long-term investment	1,833	US$	791	4	US$	791
	Signia Technologies (Taiwan), Inc.	—	Long-term investment	351	US$	101	2	US$	101
	RichTek Technology Corp.	—	Long-term investment	494	US$	367	1	US$	2,988
	Silicon Data, Inc.	—	Long-term investment	2,000	US$	500	5	US$	500
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	419	US$	122	3	US$	122

	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	10	US$	1,560
	OEpic, Inc.	—	Long-term investment	4,997	US$	1,317	8	US$	1,317
	NanoAmp Solutions, Inc.	—	Long-term investment	250	US$	1,000	1	US$	1,000
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2004						Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Monolithic Power Systems, Inc.	—	Long-term investment	804	US$	1,946	4	US$	1,946
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	Newport Opticom, Inc.	—	Long-term investment	1,157	US$	241	9	US$	241
	Reflectivity, Inc.	—	Long-term investment	4,255	US$	2,205	9	US$	2,205
	Angstron Systems, Inc.	—	Long-term investment	1,567	US$	500	6	US$	500
	Tropian, Inc.	—	Long-term investment	1,464	US$	1,181	2	US$	1,181
	SiRF Technology Holdings, Inc.	—	Long-term investment	20	US$	131	—	US$	131
	LeadTONE Wireless, Inc.	—	Long-term investment	434	US$	65	6	US$	65
	Match Lab, Inc.	—	Long-term investment	313	US$	63	2	US$	63
	Kilopass Technology, Inc.	—	Long-term investment	3,887	US$	2,000	19	US$	2,000
	FangTek, Inc.	—	Long-term investment	5,556	US$	2,000	44	US$	2,000
	Alchip Technologies, Ltd.	—	Long-term investment	2,125	US$	1,700	23	US$	1,700
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	16	US$	3,500

Emerging Alliance	Stock
	Global Investment Holding, Inc.	—	Long-term investment	10,000		100,000	6		100,000
	RichWave Technology Corp.	—	Long-term investment	2,340	US$	704	12	US$	704

	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	601	US$	450	1	US$	450
	Pixim, Inc.	—	Long-term investment	1,721	US$	2,382	3	US$	2,382
	Newport Opticom, Inc.	—	Long-term investment	962	US$	250	6	US$	250
	NetLogic Microsystems, Inc.	—	Long-term investment	602	US$	1,850	1	US$	1,850
	Ikanos Communication, Inc.	—	Long-term investment	7,446	US$	3,125	3	US$	3,125
	Quicksilver Technology, Inc.	—	Long-term investment	1,049	US$	2,699	4	US$	2,699
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Accelerant Networks, Inc.	—	Long-term investment	441	US$	460	1	US$	460
	Zenesis Technologies, Inc.	—	Long-term investment	861	US$	500	4	US$	500
	Reflectivity, Inc.	—	Long-term investment	4,848	US$	2,479	6	US$	2,479
	Iridigm Display, Co.	—	Long-term investment	254	US$	500	1	US$	500
	Miriadia, Inc. (formerly XHP Microsystems, Inc.)	—	Long-term investment	2,280	US$	750	6	US$	750
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	5	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	6	US$	1,000
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Next IO, Inc.	—	Long-term investment	800	US$	500	3	US$	500
	NuCORE Technology Inc.	—	Long-term investment	1,821	US$	1,000	2	US$	1,000
	Centrality Communications, Inc.	—	Long-term investment	809	US$	1,000	2	US$	1,000

GUC	Bond funds
	Entrust KIRIN	—	Short-term investment	2,106		22,324	N/A		22,429
	Entrust Phoenix	—	Short-term investment	1,399		20,207	N/A		20,302
	TISC	—	Short-term investment	2,210		30,000	N/A		30,132
	Ta-Hua	—	Short-term investment	2,412		30,003	N/A		30,128
	E. Sun New Era	—	Short-term investment	1,920		20,000	N/A		20,062
	Shenghua 1699	—	Short-term investment	1,009		12,000	N/A		12,059

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2004				Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Jihsun	—	Short-term investment	764	$10,000	N/A	$10,043
	Shenghua 5599	—	Short-term investment	931	10,000	N/A	10,047
	Mega Diamond	—	Short-term investment	377	4,151	N/A	4,169
	Polaris	—	Short-term investment	694	7,072	N/A	7,101
	Ta-Hua GC Dollar	—	Short-term investment	39	13,691	N/A	13,436
	Taiwan Security Overseas Fund	—	Short-term investment	22	102,694	N/A	101,571

	Stock funds
	Polaris High- performance Fund	—	Short-term investment	269	5,000	N/A	5,342
	Tisc Dollar	—	Short-term investment	302	5,000	N/A	5,330

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2004

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition		Disposal							Ending Balance
					Shares/ Units (Thousand)	Amount (US$ in Thousand)		Shares/ Units (Thousand)	Amount (US$ in Thousand)	Shares/ Units (Thousand)	Amount (US$ in Thousand)		Carrying Value (US$ in Thousand)		Gain (Loss) on Disposal (US$ in Thousand)		Shares/ Units (Thousand)	Amount (US$ in Thousand) (Note 1)
The Company	Money market funds
	BOA Fund	Short-term investment	BOA	—	40,000	$ US$	1,359,120 (40,000)	—	$—	40,000	$ US$	1,359,120 (40,000)	$ US$	1,359,120 (40,000)		$—	—		$—
	GS Fund	Short-term investment	Goldman Sachs	—	20,000	US$	679,560 (20,000)	—	—	20,000	US$	679,560 (20,000)	US$	679,560 (20,000)		—	—		—
	Bond funds
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	34,343		500,000	68,021	1,000,000	—		—		—		—	102,364		1,500,000
	ABN AMRO Bond Fund	Short-term investment	ABN AMRO	—	34,794		500,000	151,569	2,200,000	—		—		—		—	186,363		2,700,000
	JF First Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	—		—	110,580	1,500,000	—		—		—		—	110,580		1,500,000
	INVESCO GT Bond A Fund	Short-term investment	INVESCO Asset Management Taiwan	—	—		—	69,692	1,000,000	—		—		—		—	69,692		1,000,000
	Government bonds
	Bonds with Repurchase Agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		1,800,000	—	2,577,163	—		1,022,018		1,022,018		—	—		3,355,145
	2003 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—		—	—	1,207,409	—		—		—		—	—		1,207,409
	2003 Government Bond Series I	Short-term investment	FCB and several financial institutions	—	—		—	—	3,418,984	—		—		—		—	—		3,418,984
	2002 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—		3,157,331	—	—	—		3,169,750		3,157,331		12,419	—		—
	2002 Government Bond Series J	Short-term investment	BNP and several financial institutions	—	—		—	—	2,023,206	—		—		—		—	—		2,023,206
	1994 Government Bond Series C	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		1,422,197	—	—	—		1,427,762		1,422,197		5,565	—		—
	Stock
	Emerging Alliance	Long-term investment	Emerging Alliance	Subsidiary	—		704,744	—	167,583	—		—		—		—	—		824,793
InveStar	Common stock
	RichTek Technology Corp.	Short-term investment	—	—	947	US$	121	—	—	726	US$	4,393	US$	92	US$	4,301	221	US$	29
InveStar II	Common stock
	RichTek Technology Corp.	Short-term investment	—	—	465	US$	346	—	—	455	US$	2,781	US$	338	US$	2,443	10	US$	8

Note	1: The ending balance included the recognition of the investment income (loss) by the equity method, the cumulative translation adjustments and unrealized loss on long-term investments recognized in proportion to the Company’s ownership percentage in investees.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2004

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Note/Accounts Payable or Receivable		Note
			Purchase/ Sale	Amount	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total
The Company	TSMC—North America	Subsidiary	Sales	$31,648,127	54	Net 30 days from invoice date	None	None	$15,195,321	49	—
	Philips and its affiliates	Major shareholder	Sales	1,344,714	2	Net 30 days from invoice date	None	None	1,021,009	3	—
	WaferTech	Subsidiary	Purchases	3,505,826	35	Net 30 days from invoice date	None	None	(1,154,689)	9	—
	VIS	Investee	Purchases	1,873,410	19	Net 30 days from invoice date	None	None	(1,294,952)	10	—
	SSMC	Investee	Purchases	1,390,078	14	Net 30 days from invoice date	None	None	(528,454)	4	—

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2004

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken
The Company	TSMC—North America	Subsidiary	$15,195,321	42 days	$3,917,721	Accelerate demand on account receivables	$5,077,735	$—
	Philips and its affiliates	Major shareholder	1,021,009	65 days	203,866	Accelerate demand on account receivables	19,224	—
	VIS	Investee	180,829	Note	21,322	Accelerate demand on account receivables	—	—

Note:	Receivables are mainly from the sales of machinery and equipment to VIS. Therefore, the computation of the turnover rate is not applicable.

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

MARCH 31, 2004

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2004			Net Income (Loss) of the Investee	Investment Gain (Loss) (Note 2)	Note
				March 31, 2004	March 31, 2003	Shares (Thousand)	Percentage of Ownership	Carrying Value (Note 1)
The Company	TSMC—North America	San Jose, California, U.S.A.	Marketing and engineering support	$333,178	$333,178	11,000	100	$412,786	$19,141	$17,765	Subsidiary
	TSMC—Europe	Amsterdam, The Netherlands	Marketing and engineering support	15,749	15,749	—	100	23,434	44	44	Subsidiary
	TSMC—Japan	Yokohama, Japan	Marketing and engineering support	83,760	83,760	6	100	104,186	2,296	2,296	Subsidiary
	TSMC Shanghai	Shanghai, China	IC and other wafer equipment manufacturing and marketing	1,890,952	1,890,952	—	100	1,819,487	(28,592)	(28,592)	Subsidiary
	VIS	Hsin-Chu, Taiwan	IC design and manufacturing	8,119,816	8,119,816	787,016	28	4,375,675	1,091,989	323,110	Investee
	TSMC International	Tortola, British Virgin Islands	Investment	31,445,780	31,445,780	987,968	100	22,383,406	365,435	365,435	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment	300,000	300,000	—	36	43,138	552	197	Investee
	Hsin Ruey	Taipei, Taiwan	Investment	300,000	300,000	—	36	42,083	216	77	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment	10,350	10,350	300	100	4,011,311	10,596	10,596	Subsidiary
	SSMC	Singapore	Wafer manufacturing	6,408,190	6,408,190	382	32	2,824,776	435,583	145,147	Investee
	Emerging Alliance	Cayman Islands	Investment	1,347,273	1,179,690	—	99	824,793	(24,811)	(24,687)	Subsidiary
	GUC	Hsin-Chu, Taiwan	IC research, development, manufacturing, testing and marketing	409,920	409,920	39,040	47	359,454	(23,668)	(8,979)	Investee
	VisEra	Hsin-Chu, Taiwan	Electronic spare parts manufacturing, material wholesaling and retailing	51,000	51,000	5,100	25	50,499	1,070	267	Investee

Note 1: The treasury stock is deducted from the carrying value.

Note 2: The unrealized gain or loss and the gain or loss on disposal of the stocks held by subsidiaries are excluded.